Management’s Discussion and Analysis

For the 12 Months Ended December 31, 2014

Dated: March 26, 2015

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument (“NI”) 51-102 as of March 26, 2015, and provides analysis of Quaterra’s financial results for the 12 months ended December 31 , 2014.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2014, and 2013, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on exploration and development of the Yerington Copper District in Nevada. It also has a 35% interest in a gold project located in Alaska and a 37.5% interest in a silver project located in Mexico.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and OTCQX market under the symbol “QTRRF”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the current periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Steven Dischler P.E., a non-independent Qualified Person within the meaning of NI 43-101, approved the information related to all Yerington district properties (MacArthur, Yerington and Bear deposits) in this MD&A. Dr. Tom Patton, a non-independent Qualified Person within the meaning of NI 43-101, approved the information on the Herbert and Nieves projects provided in this MD&A.

Corporate Strategy and Financial Condition, Liquidity and Capital Resources

The Company continues to focus efforts on its 100%-owned Yerington District copper assets. Non-Yerington assets of the Company have been sold with the proceeds to be used in support of the Yerington District.

On March 14, 2014 the Company closed an agreement to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for Cdn $500,000 in an all cash transaction.

As previously reported, on June 16, 2014, the Company announced its entry into a Membership Interest and Option Agreement (“Option Agreement”) with Freeport-McMoran Nevada LLC (“Freeport Nevada”) which set out the terms for due diligence and exploration of the Company’s Yerington Nevada copper assets. These assets, held in wholly-owned Quaterra subsidiary Singatse Peak Services LLC (“SPS”) include the MacArthur, Yerington and Bear copper deposits. On June 16, 2014, the Company through it’s subsidiary Singatse Peak Services (SPS) announced it entered into a Membership Interest and Option Agreement (“Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport”) which set out the terms for due diligence and exploration of the Company’s Yerington Nevada copper assets, including MacArthur, Yerington Pit, Bear Deposit and all other properties that SPS and Quaterra controls in the Yerington District. Details of the Option Agreement were disclosed in a June 16, 2014, press release. They are summarized here below:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Under the Option Agreement, after conducting additional due diligence about SPS over the next year, Freeport has the right to earn an initial 55% interest in SPS by providing funds to SPS to complete three staged investigation and work programs totaling US$38,600,000 in project funding. During these stages, Freeport provides funding to SPS for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100 million of spending, or complete a feasibility study, whichever comes first.

In the first 12-month stage of the Option Agreement, Freeport provided SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs; G&A; and compliance with environmental laws. Freeport can terminate the agreement within the first stage of the Option Agreement at its discretion, with the US$2,500,000 being a firm commitment not being required to be repaid. Freeport can extend stage one of the agreement for up to a further 12 months upon payment of US$1,250,000 for each six month extension.

In order for the second stage of the Option Agreement to commence, Freeport must commit to fund US$6,100,000 over the ensuing post-stage one 12-month period for property maintenance costs; G&A; environmental compliance; and exploration of the property. Freeport has until June 13, 2015 to decide to proceed.

During the 24 month third stage of the agreement Freeport may fund up to US$30,000,000 for exploration of the property; property maintenance costs; G&A; and environmental compliance. If Freeport completes the stage three funding it will have invested approximately US$39,000,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport chooses to proceed beyond Stage 3, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport in return for Freeport carrying the first US$50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% NSR royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Also as previously reported, on October 3, 2014, the Company closed the transaction selling its interests in three non-core copper and molybdenum assets to Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for US$5 million, of which US$1 million was paid on Closing with the balance payable in tranches of US$500,000 every quarter commencing January 1, 2015, for eight consecutive quarters. At Closing, the Company issued 19 million share purchase warrants to FMMP; each warrant entitles FMMP to purchase one common share of the Company at a price of US$0.16 per share for five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches. On January 6, 2015, the Company received the first of the quarterly tranches due under the agreement.

On December 29, 2014, the Company announced that it has entered into an agreement to sell its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4 million.

Under the terms of the Nieves sale agreement, Quaterra will receive four payments over 15 months of US$1 million each (the first one was received December 29, 2014), with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves project. Quaterra will also receive 5% of the future net sale price in the event that Blackberry subsequently sells the project. In addition, Quaterra has agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

With the closing of these transactions management believes the Company has sufficient funds for the next full year of operations. Quaterra continues to own a 35% interest in the Herbert Gold Project in Alaska, which is being evaluated for sale.

To date, Quaterra has not generated revenues from its operations and has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for additional funding. Working capital surplus as at December 31, 2014, was $3,754,387 and cash on hand was $1,720,800.

In addition to cash on hand, the ongoing project maintenance costs at Yerington are covered by the Option Agreement with Freeport Nevada at least through Stage 1 or through June 13, 2015. Freeport Nevada may continue funding and begin exploration at Yerington beyond June 13, 2015, under the terms of the Option Agreement. The Company also has US$500,000 per quarter commencing January 1, 2015, through to October 2016 from the sale of certain assets to FMMP for a total of US$5 million. This transaction closed October 3, 2014, and the payment of US$1,000,000 due at closing was received and the first quarterly installment payment of US$500,000 was received in January 2015.

In addition to these transactions, the Company continues to take steps to curtail and reduce costs. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral properties, divestment and exploration activities. Management continues to explore ways to monetize its remaining non-Yerington assets.

During the year ended December 31, 2014, the Company expended $2.78 million cash in operating activities compared with $2.43 million in the same period the previous year. General administrative expenses totaled $2.66 million ($3.13 million in 2013) with approximate allocations of 40% (26%) in personnel costs, 26% (29%) in professional and consulting expenses, 14% (21%) in administration and general office expenses, 9% (7%) in transfer agent, travel and shareholder communications. These are cash expenses; the Company also incurred $255,593 ($459,977 in 2013) in non-cash share-based payments and depreciation for approximately 1% (2%).

Increases year-over-year in cash operating activities for 2014 are largely accounted for by a increase in general exploration expenses which was $357,427 higher than 2013. The Company continues to explore ways of reducing general administration costs.

The Company also incurred $1.9 million in mineral property acquisition and exploration costs compared with $4.2 million in 2013. For 2014, 80% was spent on the Yerington district copper projects (51% in 2013), 13% (6%) at Nieves, 2% (2%) at Herbert Gold, and 5% (15%) on other projects in the United States. A more detailed account of spending on projects is given in the individual project sections below.

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs and on generating sufficient funding to support those programs.

Update on Mineral Properties

As part of the Freeport Nevada Option Agreement, all of Quaterra’s Yerington located copper properties, including MacArthur, Yerington and Bear, were transferred to Singatse Peak Services, LLC (“SPS”)—a wholly owned subsidiary of Quaterra—effective August 11, 2014. Acquisition and exploration costs totaling $1.79 million were incurred during the year ended December 31, 2014, compared with $2.06 million in 2013 comprised of: $441,835 ($1.00 million) at MacArthur, $844,622 ($700,615) at Yerington, $161,386 ($353,012) at Bear, $28,516 ($82,039) at Herbert Gold, $87,136 ($1.77 million) at other projects, and $228,083 ($250,444) at Nieves.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The reduction in acquisition and exploration costs during the year can be accounted for by properties other than the Company’s Yerington projects being held on care and maintenance while being put up for sale. Sales of assets are detailed in the Corporate Strategy section above.

All project maintenance costs associated with the Company’s Yerington properties are currently being paid by Freeport Nevada under the terms of the Option Agreement.

The Yerington Projects, Nevada

a. The MacArthur Deposit

The Company’s 100%-owned MacArthur deposit is a secondary enriched acid-soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of December 2014 a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread blanket of acid-soluble oxide copper and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona, completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as mineral reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

The PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured copper resource model of 71.8 million tons at 0.218% copper and an indicated resource of 87.3 million tons at 0.208% copper. The inferred resource is 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of US$232.7 million.
  Average life-of-mine operating costs of US$1.89 per pound.
  An after tax net present value of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)
  An after tax internal rate of return of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

The projected cash flows were enhanced by including a sulfuric acid plant at the site compared to purchasing and transporting acid to the site. An on-site acid plant provided more long term certainty for the highest operating cost item (sulfuric acid), reduced the requirement for purchased electric power, and would leverage future consolidation and development of other oxide deposits in the District.

The SX/EW capital cost estimate was prepared based on M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. Capital costs are considered accurate to -20% to +25%.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech Inc. of Golden, Colorado, after review of the metallurgical test data from 32 column tests performed by Metcon Research of Tucson, Arizona, and historical operating data from previous operations at the site.

The Qualified Person for the preliminary economic assessment is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the report is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech.

Tetra Tech completed an updated National Instrument 43-101 compliant independent resource estimate for the MacArthur PEA in May 2012. The PEA was amended and restated in January 2014. At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71.8 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87.3 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

MacArthur’s indicated sulfide resource at a 0.15% cutoff was 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper. The inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper. There currently is not a measured sulfide resource at MacArthur.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

MACARTHUR COPPER PROJECT 1,2,3,4

Oxide and Chalcocite Material					Primary Material
Cutoff	Tons	Average	Contained	Cutoff	Tons	Average	Contained
Grade		Grade	Copper	Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)	(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured Copper Resources				Measured Copper Resources
0.25	15,929	0.350	111,599	0.25
0.20	33,472	0.283	189,518	0.20
0.15	58,388	0.237	276,993	0.18
0.12	71,829	0.218	313,174	0.15	N/A	N/A	N/A
Indicated Copper Resources				Indicated Copper Resources
0.25	13,930	0.379	105,478	0.25	507	0.416	4,216
0.20	31,949	0.290	185,049	0.20	670	0.369	4,938
0.15	67,271	0.229	308,639	0.18	796	0.340	5,414
0.12	87,264	0.208	362,320	0.15	1,098	0.292	6,408
Inferred Copper Resources				Inferred Copper Resources
0.25	43,695	0.366	311,108	0.25	53,060	0.423	449,312
0.20	82,610	0.293	483,929	0.20	89,350	0.341	609,188
0.15	166,930	0.232	774,889	0.18	101,375	0.323	654,680
0.12	243,417	0.201	979,510	0.15	134,900	0.283	764,074

1Independent qualified person, Dr. Rex Bryan, supervised the preparation of these Mineral Resource estimates.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively.
3Minor rounding errors may occur.
4Amended NI 43-101 Technical Report Preliminary Economic Assessment - Issue date: 17 January 2014 Effective Date: 23 May 2012.

Total cumulative acquisition costs incurred through December 31, 2014, were $3,636,565 and total cumulative exploration expenditures were $19,670,055 for a total of $21,399,106 after accounting for revcoveries allocated to the property received from Freeport McMoRan Nevada LLC under the Option Agreement. Total cumulative acquisition costs incurred to December 31, 2013, were $3,363,308 and total cumulative exploration expenditures were $19,501,476 for a total of $22,864,784.

b. Yerington Deposit

The Yerington deposit refers to the former Anaconda mine and is a large, partially mined porphyry copper system that includes the Yerington and a portion of the Bear copper deposits. The Anaconda Company operated an open pit mine at the site from 1953 through 1978 at which time the site was sold to Atlantic Richfield.

Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid-soluble copper oxides and chalcocite around the Yerington pit margins. The Yerington Project has the potential for significant additional resources. With the possible integration of the MacArthur oxide deposit, the Yerington project could reclaim its position as one of Nevada’s major copper producers.

Quaterra’s subsidiary, SPS, purchased the Anaconda properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/year of primary ground water rights which have senior priority standing, and are specifically permitted for mining and milling. These water rights have significant value. Recent sales of primary ground water in Mason Valley, Nevada, have sold for over $3,000 per acre-foot.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

After a technical review of all available historical information, SPS commenced exploration on the Yerington copper project with a drilling program comprising 21,887 feet in 42 holes during the last half of 2011.

Tetra Tech completed a NI 43-101 compliant independent resource estimate and technical report update for the mineralization in and around the historic Yerington Mine in November of 2013 which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 drill holes.

These additional holes are well distributed throughout the deposit and provide infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimate and a new resource definition.

The updated tons, grades, and pounds classified as measured, indicated and inferred resources are presented in the table below as well as the percent increase from the February 2012 resource estimate.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

YERINGTON COPPER PROJECT RESOURCES USING SELECTIVE CUTOFF FOR OXIDE AND SULFIDE [1,2,3]
MEASURED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	6,500	0.25	33,000	8%	10%	17%
Sulfide (Primary Material)	0.15	31,000	0.33	205,000	-3%	10%	8%
Combined	0.12,0.15	37,500	0.32	238,000	-1%	10%	9%
INDICATED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	17,000	0.25	85,000	37%	9%	47%
Sulfide (Primary Material)	0.15	74,000	0.30	428,000	19%	15%	35%
Combined	0.12,0.15	90,000	0.29	513,000	22%	12%	37%
MEASURED + INDICATED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	23,500	0.25	118,000	28%	9%	37%
Sulfide (Primary Material)	0.15	105,000	0.30	633,000	12%	12%	25%
Combined	0.12,0.15	128,000	0.29	751,000	14%	11%	26%
INFERRED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	25,900	0.23	118,000	5%	14%	21%
Sulfide (Primary Material)	0.15	128,000	0.23	600,000	4%	11%	13%
Combined	0.12,0.15	154,000	0.23	718,000	4%	10%	14%

1Independent qualified person, Dr. Rex Bryan, supervised the preparation of these Mineral Resource estimates.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
3Minor rounding errors may occur
4 NI 43-101 Technical Report, Feb. 17, 2012; updated November 13, 2103

Based on benchmarking of the Yerington Deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% TCu and 0.15% TCu, respectively.

The Yerington deposit has potential for additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is required to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have explored the deep vertical projection of mineralization.

A drilling program to sample residuals (historic dumps and tailings) at the Yerington site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. The residuals are not included in any resource estimates that the Company has documented. Further characterisation would need to be performed on the residuals to assess their potential as a resource.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of US$93,254 during calendar year 2014 which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

Total cumulative acquisition costs incurred to December 31, 2014, were $1,150,709 and total cumulative exploration expenditures were $7,358,911 for a total of $8,509,620 after accounting for recoveries received from Freeport McMoran Nevada LLC under the Option Agreement. Total cumulative acquisition costs incurred to December 31, 2013 were $3,368,518 and total cumulative exploration expenditures were $7,047,920 for a total of $10,416,438.

c. Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. Under the terms of the agreements Quaterra (now SPS) has an exclusive right to explore these parcels and has an option to purchase the properties, surface water rights and supplemental storage water rights.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of Quaterra’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Historical information compiled for the Bear Deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two square miles. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The Bear deposit is a large porphyry copper system that occurs below 500 to 1,000 feet of valley fill and volcanic rocks of Tertiary age. Mineralization occurs predominantly in quartz monzonite, border phase quartz monzonite, and quartz monzonite porphyry dikes of Jurassic age. There does not seem to be any relation between the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets of fresh feldspar and shreddy biotite. No copper oxide mineralization is present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, usually occurring with the best copper mineralization. However, only about 20% of the historic core samples have been analyzed for molybdenite and more studies are necessary to better understand its average grade and distribution.

The deposit is displaced by the gently east-dipping normal fault known as the Bear fault. The fault is defined by strongly sheared dark clay gouge with andesite and sulfide fragments. On the western part of the deposit the mineralization occurs within the footwall of the fault while to the east the mineralization occurs deeper within the hanging wall.

The Bear project is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum could also represent a by-product credit. Exploration to expand and upgrade the historic Bear resource into a compliant NI 43-101 resource is a high priority.

Total cumulative acquisition costs incurred to December 31, 2014 were $496,519 and total cumulative exploration expenditures were $17,879 for a total of $514,398. Total cumulative acquisition costs incurred to December 31, 2013 were $340,646 and total cumulative exploration expenditures were $12,366 for a total of $353,012.

Herbert Gold Project, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 91 unpatented lode claims located 30 kilometers north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra (35%) and Grande Portage (65%) formed a joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Property since its discovery in 1986. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for an NI 43-101-compliant resource estimate released in February 2013. The updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (gpt) containing 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cut-off of 2 gpt. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 gpt gold for a total of 12,800 ounces of gold. The mineralization is open at depth and along strike.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Herbert Gold Project
Mineral Resource Estimate (February 2013)

Cutoff Grade		Av. Grade	Au
(g/t Au)	Tonnes	(g/t Au)	(Ounces)
Total Indicated Gold Resources
0.5	2,867,500	2.69	248,100
1.0	1,645,500	4.14	219,000
1.5	1,081,300	5.66	196,900
2.0	821,100	6.91	182,400
2.5	637,900	8.25	169,200
3.0	532,400	9.34	159,800

Total Inferred Gold Resources
0.5	1,509,800	1.18	57,300
1.0	585,400	1.85	34,900
1.5	112,600	4.46	16,100
2.0	51,600	7.73	12,800
2.5	42,100	8.99	12,200
3.0	38,600	9.55	11,900

The estimate classifies resources according to proximity to the sample locations as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Three dimensional models were constructed from a series of cross sections for each of eight different zones. Some areas of the Main vein provided multiple options for correlations that were permissive by geology and sample geochemistry. These correlations were corrected and modified as supported by surface mapping and geology. The Deep Trench vein was remarkable in the simplicity and consistency of a very planar orientation of the correlations.

An Inverse Distance Squared (ID2) method using a block model approximately 8m x 1.5m x 6m was applied to the Main and Deep Trench veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m. Blocks required a minimum of 3 and a maximum of 12 composites within a 180m x 18m x 180m search ellipsoid, oriented parallel to the vein. Statistical studies showed that capping or averaging was not indicated. The resource remains open in multiple directions along these defined veins.

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report.

No drilling was performed during 2013. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed.

Although the 2014 Operating Plan was approved by the US Forest Service on February 27, 2014, the joint venture elected not to drill due to a lack of funds. The Company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert project. In the event that Grande Portage elects to drill before Quaterra has monetized its interest, the Company will be subject to dilution if it elects not to participate.

Total cumulative acquisition costs incurred to December 31, 2014, were $164,031 and total cumulative exploration expenditures were $1,595,062 for a total of $1,759,093 for its 35% interest after accounting for revcoveries allocated to the property received from Freeport McMoRan Nevada LLC under the Option Agreement. Total cumulative acquisition costs incurred to December 31, 2013 were $150,615 and total cumulative exploration expenditures were $1,579,962 for a total of $1,730,577 for its 35% interest.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Arizona Strip Uranium Project, Arizona

On March 14, 2014, the Company completed the sale of its uranium properties and received gross proceeds of CDN$500,000. The Company has no residual interest in any uranium property.

Nieves Property, Mexico

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

On December 29, 2014, the Company announced that it has entered into an agreement to sell its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4 million. Details of the transaction are outlined in the Corporate Strategy section above.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012. The PEA was amended and restated on January 7, 2014. The study used a database including the analytical results of 54,388 meters of drilling in 185 holes to conclude that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over a 10-year mine life.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

The PEA set out the following key project parameters:

  An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable material. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t.

  Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.
  Initial capital expenditure of US$231.6 million with a sustaining capital cost of $64.1 million. Capital costs are considered accurate to +/- 35%.
  Average life-of-mine operating costs of $14.98 per ounce of payable silver.
  An after tax net present value (NPV) of $77.1 million at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of $142.32 million. At a silver price of $32.40 the after tax NPV is $204 million. The project breaks even at a silver price of about $21.37 per ounce (about $15.25 after payback).
  An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The NI 43-101-compliant resource was completed by Caracle Creek International Consulting Inc. of Toronto, Canada, in June 2012. A summary of the NI43-101 within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

The PEA mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a ten year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

The financial analysis is based on a silver price of $27 per ounce and a gold price of $1,300 per ounce, rounded numbers which are both less than the SEC-recommended three-year historical price through the end of August 2012. The analysis includes deductions for all royalty payments and a contingency of 20%. No credits are assumed for lead or zinc. Sensitivities were run for the price of silver, operating cost and initial capital cost.

The Qualified Person for the updated Nieves project resource estimate is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. M3 Engineering & Technology Corp., Tucson, Arizona. Total cumulative acquisition costs incurred to December 31, 2014, were $1,871,736 and total cumulative exploration expenditures were $4,922,584 for a total of $6,794,320 for its 50% interest. Total cumulative acquisition costs incurred to December 31, 2013, were $1,754,434 and total cumulative exploration expenditures were $4,811,803 for a total of $6,566,237 for its 50% interest.

On December 29, 2014, the Company announced that it has entered into an agreement to sell its 50% interest in Nieves to joint-venture partner Blackberry for US$4 million, with payment in a series of tranches whereby it would transfer 12.5% interest in the project to its Joint Venture Partner for each payment of US$1 million received. On December 29, 2014, the Company received the first payment of US$1 million (CAD$1.135 million) due under the agreement.

Additionally due to factors indicated by this agreement, Management conducted a review of the prevalent market conditions and determined that the remaining value of the project was to be written down to the amount due under this agreement, representing an impairment charge of $2,913,360. As of December 31, 2014, the property carries a remaining balance of $2,745,360 net of payments received from its Joint Venture partner.

Other Mexico Properties, Goldcorp IFA

The Quaterra/Goldcorp Investment Framework Agreement (IFA) signed by the companies in January 2010 provided Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of $0.62 per share, raising a total of $2.48 million. The funds were used to explore properties in central Mexico that fall under the IFA.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Durng the year ended December 31, 2013, the IFA was further amended to extend the expiration for designation of Advanced Properties from January 2014 to January 2016. The amended terms include: i) lowering the spending requirement to earn a 2% NSR royalty to $1 million over first three years from $2 million over two years; ii) lowering the minimum annual expenditure requirement after three years to $250,000 from $1.0 million; and iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Goldcorp could earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision was made, the Company could either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property.

In September 2013, Quaterra and Goldcorp agreed that it was to the mutual benefit of both parties to reduce the number and size of properties currently in the IFA in response to changes in Mexico’s property tax and assessment work requirements. On September 19, 2013, the Company announced the sale of three properties under the IFA to Goldcorp for $375,000 and a 2% net smelter royalty on each property capped at $2 million per property.

During 2014 the Americas claims were transferred to Blackberry as part of the Nieves Sales Agreement. All remaining properties were either returned to the underlying lessors or dropped, with the result that Quaterra presently controls no prospects subject to the terms of the Goldcorp IFA, which will expire on January 29, 2016. These changes reflect the objective of Quaterra and its Mexican subsidiaries to transition all operations out of Mexico.

Other

During the year ended December 31, 2014, the Company considered prevalent market conditions as indicators of impairment and accordingly, as previously stated in the period ending June 30, 2104, recorded a provision against the Reveille, Goldfield and Poker Brown properties totalling $637,514. The company has not renewed the leases on these the first two properties and has dropped them. On June 17, 2014, the lease of Poker Brown was under contract to be sold to a third party in return for a 0.5% NSR capped at US$500,000 and the extinguishment of a payable owed to the third party of US$37,376. The Company has no on-going or future obligations for any of these properties.

A summary of all Quaterra’s mineral property expenditures as at December 31, 2014, is as follows:

	December					December
	31, 2013	Additions	Recoveries	Disposals	Impairments	31, 2014

Total acquisition	$11,513,550	$1,180,615	$(1,635,600)	$(1,230,375)	$(362,439)	$6,714,311

Total exploration	33,351,636	610,964	-	-	(3,188,435)	30,774,165

Recovery from sale of properties			(2,751,440)			(2,751,440)

Total	$44,865,186	$1,791,579	$(4,387,040)	$(1,230,375)	$(3,550,874)	$37,488,476

All Mineral	December					December
Properties	31, 2013	Additions	Recoveries	Disposals	Impairments	31, 2014

MacArthur Copper	$22,864,784	$441,836	$(1,907,514)	$-	$-	$21,399,106

Yerington Copper	10,416,438	844,622	(689,384)	-	-	10,571,676

Bear Copper	353,012	161,386	-	-		514,398

Herbert Gold	1,730,577	28,516	(154,542)	-	-	1,604,551

Uranium Properties	500,000	-	(500,000)	-	-	-

Other Properties - US	2,434,138	87,136	-	(1,230,375)	(637,514)	653,385

Nieves	6,566,237	228,083	(1,135,600)	-	(2,913,360)	2,745,360

Total	$44,865,186	$1,791,579	$(4,387,040)	$(1,230,375)	$(3,550,874)	$37,488,276

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Review of Financial Results

During the 12 months ended December 31, 2014, the Company reported a net loss of $2,484,716 (2013 - $28,817,916).

General Administrative Expenses

	Year ended December 31, 2014		Increase
	2014	2013	(Decrease)
General and administrative expense
Administration and general office	$366,488	$657,751	$(291,263)
Consulting	39,215	258,350	(219,135)
Depreciation	34,462	74,503	(40,041)
Directors' fees	-	-	-
Investor relations and communications	90,296	39,821	50,475
Personnel costs	1,054,398	806,443	247,955
Professional fees	662,069	643,243	18,826
Share-based payments	255,593	459,977	(204,384)
Transfer agent and regulatory fees	111,982	104,838	7,144
Travel and promotion	45,919	80,518	(34,599)
	2,660,422	3,125,444	(465,022)

To conserve funds, the Company has reduced its general administration and corporate activities where possible, and focused on supporting its exploration and development activities in its Yerington, Nevada, copper assets.

An analysis of the significant changes, for the year ended December 31, 2014 compared to the same period in 2013, is outlined below:

An analysis of the significant changes is outlined below:

a)

Administration and general office decreased by $291,263 from $657,751 in 2013 to $366,488 in 2014 reflecting the amended service agreement with Manex Resources Group Inc. (“Manex”). Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 day notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

b)

Consulting decreased by $219,135 from $258,350 in 2013 to $39,215 in 2013 due to the cancellation of the contract with Atherton Enterprises and the direct employment of Scott Hean, CFO, instead of as a consultant.

c)	Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to fore-go 2013 and 2014 fees with no accruals until further notice.

d)

Investor relations and communications increased by $50,475 from $39,521 in 2013 to $90,296 due to consulting services obtained from Swordfern Strategic Counsel Inc., a company owned by Mr. Gerald Prosalendis in consideration of his services in investor relations subsequent to his resignation as Vice President.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

e)

Personnel costs increased by $247,955 from $806,443 in 2013 to $1,054,398 in 2014 primarily due to the aspect that Effective December 1, 2013, Mr. Hean became a salaried employee of the Company instead of paid via consulting agreement via Atherton Enterprises.

f)	Professional fees increased by $18,826 from $643,243 in 2013 to $662,069 in 2014 reflecting the increased legal fees for the Nieves project sale in late 2014 and the non-core asset sale during 2014.

g)

In June 2014, the Company granted 2,880,000 stock options at an exercise price of $0.10 for five years and in December 2014, the Company granted 1,000,000 stock options at an exercise price of $0.05 for five years. In September 2013, the Company granted 3,955,000 stock options at an exercise price of $0.16 for five years. The fair value of the Company’s stock options has decreased in line with a reduction on the Company’s share price.

Other Items

	Years Ended December 31,		Increase
	2014	2013	(Decrease)

Exploration partner administration income	$22,808	$26,442	$(3,634)
Fair value gain on derivative liability	693,121	2,363,892	(1,670,771)
Foreign exchange gain/(loss)	211,781	(7,866)	219,647
General exploration costs	(424,875)	(67,448)	(357,427)
Impairment of marketable securities	(4,167)	(8,166)	3,999
Impairment of mineral properties	(3,508,465)	(26,212,984)	22,704,519
Gain on disposal of equipment	8,093	-	8,093
Gain (loss) on disposal of mineral
properties	3,312,632	(1,735,714)	5,048,346
Interest expense and other	(135,222)	(50,628)	(84,594)
	$175,706	$(25,692,472)	$25,868,178

An analysis of the significant changes for the year ended December 31, 2014 compared with the same period in 2013 is outlined below:

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its advanced property in central Mexico under the Goldcorp IFA agreement. Partner administration income has decreased in line with a decrease in exploration costs related those properties.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $7,866 in 2013 compared to a foreign exchange gain of $211,781 in 2014 due to the strengthening of the US dollar over the year in 2014. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative and valued at fair value. On each reporting date, the derivative liability is adjusted for fair value changes with the difference being recorded in profit and loss. Due to the decline in the Company’s share price and also through the passage of time, the Company realized a non-cash gain of $693,121 in 2014 compared to $2,363,892 in 2013 subsequent to the initial fair value recognition.

d)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment of a property or costs the Company may incur prior to acquisition of the rights to a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

e)

The Company carries certain marketable securities of publicly-traded companies that were deemed to be unrecoverable and impaired to its current market value at 2013 incurring a loss of $8,166. Further in 2014, it was determined that the market value of the remaining securities was worthless and the remaining value was impaired.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

f)

Impairments: due to the current market condition, sale of non-core assets to joint venture partners or others, the Company has abandoned inactive non-core mineral properties so as to focus its effort and resources in its copper properties in the Yerington District. As a result, $26,212,984 impairments were recorded in the year ended December 31, 2013 as compared to $3,508,465 in the year ended December 31, 2014.

g)

Gain (loss) on sale of mineral property: On October 3, 2014, the Company sold three properties to Freeport-McMoran for US$5,000,000. At the date of disposal the total capitalized exploration expenditures for these three properties were US$1,193,417 which was written off resulting in a gain on disposal of US$2,917,162. On September 19, 2013, the Company sold three properties in central Mexico to Goldcorp for US$375,000 plus applicable taxes. At the date of disposal the total capitalized exploration expenditures for these three properties were $3,225,818 which was written down to nil and resulted in a loss on disposal of $2,774,114. In July 2013, the Company received an additional US$1,000,000 ($1,038,000) from Freeport as a contingent bonus from the sale of Butte Valley.

h)

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. In July 2014, the Company issued US$500,000 of convertible notes denominated in US dollars inclusive of warrants. Proceeds were allocated as US$298,329 (Cdn$318,227) to the debt component and US$201,671 (Cdn$215,122) to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. Interest expense is accreted over the 1.5 year term. Additionally, the Company had an unsecured loan from the Company’s Chairman. As of December 31, 2014, US$600,000 loan payable to the Company’s Chairman had been repaid in full including accrued interest.

Selected Annual Information

The following table sets forth a comparison of financial data for the previous three most recently completed fiscal years:

	December 31,
	2014	2013	2012
Financial performance
Total income	$22,808	$26,442	$90,847
Net loss for the year	(2,484,716)	(28,817,916)	(4,853,976)
Basic and diluted loss per share	(0.01)	(0.17)	(0.03)

Financial position
Working capital (deficiency)	3,754,387	(193,943)	2,056,809
Total assets	43,920,079	46,237,523	73,312,971
Non-current liabilities	1,952,254	1,191,784	774,673
Cash dividends declared	-	-	-

Fourth Quarter

In the fourth quarter, the Company recorded an impairment loss of $2,870,951, a gain on disposition of three non-core assets of $3,312,632 and non-cash fair value gain on the derivative liability of $9,315. In addition to the annual analysis provided above, there are no significant activities that had occurred in the three months ended December 31, 2014.

The table below provides the comparative expense in the fourth quarters:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

	Three months ended
	December 31,
				Increase
	2014	2013		(decrease)
General and administrative expense
Administration and general office	85,385	126,420		$(41,035)
Consulting	3,287	99,364		(96,077)
Depreciation	8,036	17,758		(9,722)
Directors' fees	-	-		-
Investor relations and communications	21,189	6,607		14,582
Personnel costs	390,834	221,294		169,540
Professional fees	199,182	122,525		76,657
Share-based payments	42,564	22,906		19,658
Transfer agent and regulatory fees	5,680	9,385		(3,705)
Travel & promotion	11,912	36,542		(24,629)
			$
	(768,069)	(662,801)		105,269
Exploration partner administration income	2,604	2,060		$544
Foreign exchange gain (loss)	228,349	25,094		203,255
Fair value gain on derivative liability	9,315	1,624,597		(1,615,282)
Gain (loss) on disposal of equipment, net	-	-		-
Gain (loss) on disposal of mineral properties, net	3,312,632	-		3,312,632
General exploration costs	(146,477)	(55,485)		(90,992)
Impairments of mineral properties	(2,870,951)	(26,167,664)		23,296,713
Impairment of marketable securities	-	(1,166)		1,166
Interest income (expense)	(39,302)	(14,682)		(24,620)
(Recovery)write-off of equipment	-	-		-
Write-off of taxes receivable	-	-		-
	$496,170	$(24,587,246)		$25,083,416
Total	$(271,899)	$(25,250,047)		$25,188,685

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s condensed consolidated interim financial statements:

		December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	$
Administration and general office		(725,505)	$(539,847)	$(564,099)	$(575,378)
Share-based payments		(42,564)	(18,738)	(186,713)	(7,578)
Exploration partner administration income		2,604	5,481	10,004	4,719
Fair value gain (loss) on derivative liability		9,315	714,064	(242,787)	212,529
Foreign exchange gain (loss)		228,349	(18,093)	3,982	(2,457)
General exploration costs		(146,477)	(65,276)	(117,076)	(96,046)
Unrealized loss on marketable securities		-	-	(3,500)	(667)
Impairments		(2,870,951)	-	(637,514)	-
Gain on disposal of equipment		-	-	-	8,093
Gain (Loss) on sale of mineral property		3,312,632	-	-	-
Interest income (expenses)		(39,302)	(71,964)	(13,082)	(10,874)
Net income (loss)		(271,899)	5,627	(1,750,785)	(467,659)
Basic loss per share		$(0.00)	$-	$(0.01)	$(0.00)

		December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	$
Administration and general office		(639,894)	$(682,573)	$(563,683)	$(779,317)
Exploration partner administration income		2,060	11,977	2,429	9,976
Foreign exchange gain (loss)		25,094	(33,910)	(13,788)	14,738
General exploration recovery (costs)		(55,485)	(15,239)	1,620	1,656
Loss on sale of mineral property		-	(1,735,714)	-	-
Fair value gain on derivative liability		1,624,597	11,103	237,566	490,626
Impairments		(26,167,664)	(45,320)	-	-
Interest income (expenses)		(14,684)	(20,053)	(15,501)	(390)
Unrealized loss on marketable securities		(1,166)	166	(3,834)	(3,333)
Share-based payments		(22,906)	(437,071)	-	-
Write-off of equipment			-	-	-
Net loss		(25,250,048)	(2,946,634)	(355,191)	(266,044)
Basic loss per share		$(0.15)	$(0.02)	$-	$-

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program and the availability of funds.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

  The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.
  The Company receives management fees through joint venture agreement with Blackberry Ventures LLC at Nieves. The fee is 10% of the operating and exploration expenses at Nieves, the amount of which varies dependent on the level of project expenditures incurred.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. Downward amendments occurred September 1, 2013, March 1, 2014, and January 1, 2015, with the office rent at $8,000 per month plus $5,000 per month for administrative and corporate services.

The Company may terminate the services portion of the agreement upon 30 day notice, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. (“Atherton”) to retain the services of Mr. Scott Hean as Chief Financial Officer for $175,000 per annum. Commencing March 1, 2013, Atherton voluntarily forfeited 75% of the contracted amount with no accrual recorded on a temporary basis. Starting August 1, 2013, Atherton was paid $87,500 per year. Mr. Hean became a salaried employee as of December 1, 2013, at $150,000 per year. Commencing January 16, 2014, Mr. Hean voluntarily reduced his salary to 50% with the remaining 50% being accrued. All payables to Mr. Hean were paid on October 15, 2014.

During the year ended December 31, 2013, the Chairman of the Board of the Company had advanced a total of US$800,000 (the “loans”) to the Company for operating expenditures of which $200,000 were repaid within the year. The loans are unsecured at an annual interest rate of 10%. On March 18, 2014, the loans were amended to be due on demand with a 40-day notice period. On December 28, 2014, the Company repaid the entire principal amount outstanding of US$600,000 plus accrued interest of US$107,342.

As of December 31, 2014, the Company had a total of $263,906 in commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada. Payment of these commitments is planned to be completed by December 31, 2017, (See table below):

December31,2015	$103,906
December31,2016	96,000
December31,2017	64,000
$263,906

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Outstanding Shares, Stock Options and Share Purchase Warrants

As at March 9, 2015, 193,479,416 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of US$0.18, and 15,400,000 stock options were outstanding at weighted average exercise price of $0.55 (15,100,000 exercisable at weighted average exercise price of $0.56) .

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of December 31, 2014 and there have been no significant changes to internal control over financial reporting in the period ended December 31, 2014.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the period ended December 31, 2014, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

Adoptions of new standards and amendments to existing standards have had no effect on the Company’s financial position or financial performance.

Financial Instruments

The Company’s financial instruments include cash, restricted cash, amounts due from exploration partners, marketable securities, reclamation bonds, accounts payable and accrued liabilities, loan payable and derivative liability.

Marketable securities measured at fair value were categorized in Level 1. The fair value of the Company’s marketable securities is based on active market prices at the reporting date less any impairment. Derivative liability is measured at fair value and categorized in Level 2. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, accounts payable and accrued liabilities and loan payable approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Other than cash, the Company’s financial instruments have no material risk exposure. Risk is managed with respect to cash by risk management policies that require cash deposits be invested with Canadian chartered banks that have high credit ratings assigned by international credit ratings agencies.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Risks and Uncertainties

Investing in the Company’s common stock involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this MD&A and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to the Quaterra or that Quaterra currently deems immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

The Company may not have sufficient funds to complete further exploration programs

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the continued sale of non-core assets, optioning certain property interests, such as the Yerington project copper assets to Freeport McMoran, the outright sale of properties, and finally, the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

The consolidated audited financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary funding. With the closing of these sale transactions management believes the Company has sufficient funds for the next full year of operations.

The Company has a history of losses and expects to incur losses for the foreseeable future

The Company has incurred losses during each of the reporting periods. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

Future equity transactions could cause dilution of present and prospective shareholders

Historically, the Company has financed operations through private placements of common equity shares. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The Company’s exploration programs may not result in a commercial mining operation

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in these Mineral Resource estimates, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties.

The Company’s future business and financial condition are dependent upon resource prices

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company’s common share price has been and may continue to be subject to volatility

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper, gold, and silver prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose the Company to liability

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company currently does not maintain standard insurance policies on Quaterra’s properties. The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The Company’s properties may be subject to uncertain title

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing.

The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and several of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995 and forward-looking information within in the meaning of applicable Canadian securities laws. These forward-looking statements include, but are not limited to, statements with respect to the future prices of copper; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; the potential impact of future exploration results on copper projects in Yerington district; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	December 31, 2014	December 31, 2013

Rate at end of period	1.1627	1.0636
Average rate	1.1041	1.0301
High	1.1643	1.0697
Low	1.0627	0.9839

www.bankofcanada.com

ConversionTable
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce(troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	-Partperbillion	1	ppb	= 0.0010	ppm	= 0.000030	oz/t
ppm	-Partpermillion	100	ppb	= 0.1000	ppm	= 0.002920	oz/t
oz	-Ounce(troy)	10,000	ppb	= 10.0000	ppm	= 0.291670	oz/t
oz/t	-Ounceperton(avdp.)	1	ppm	= 1.0000	ug/g	= 1.000000	g/tonne
g	-Gram
g/tonne	-grampermetricton	1	oz/t	= 34.2857	ppm
mg	-milligram	1	Carat	= 41.6660	mg/g
kg	-kilogram	1	ton(avdp.)	= 907.1848	kg
ug	-microgram	1	oz(troy)	= 31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

Glossary of Abbreviations

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT: survey	Controlled source audio-frequency magneto telluric geophysical
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide